Exhibit 99.1

Focus Media Announces the Restructuring of its In-store Advertising Unit and Terminating of its
Remaining Wireless Advertising Business

SHANGHAI, China, December 10, 2008 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today provided an update on the expected charges resulting from the restructuring of its CGEN in-store advertising network and announced the termination of its remaining wireless advertising (interactive marketing) business.

As previously announced on November 11, 2008, the company has now finalized its restructuring plan for its CGEN in-store advertising business as follows:

1.	According to the terms and conditions in the CGEN Share Purchase Agreement dated as of December 8, 2007, in addition to the initial payment of $168 million in cash paid, Focus Media was to make additional payments of up to $182 million, partly in cash and partly in Focus Media ordinary shares (valued at the per share equivalent of US$53.42 per ADS) contingent upon CGEN meeting certain earnings targets during the twenty four month period following the closing of the transaction. Because the 2008 performance of CGEN’s in-store advertising business failed to reach the minimum conditions required for any additional earn-out payment, Focus Media has terminated the earn-out provisions in the CGEN Share Purchase Agreement and will make no further payments relating to CGEN acquisition;

2.	Focus Media plans to restructure CGEN’s current in-store advertising business. As a result, Focus Media expects to incur non-cash one-time restructuring charge of approximately $200 million in the fourth quarter of 2008.

In addition, Focus Media announced it will terminate its remaining wireless advertising (interactive marketing) business due to changes in market conditions. As a result, Focus Media will incur additional one-time non-cash impairment charges of approximately $20 million in the fourth quarter of 2008, representing all of its remaining tangible and intangible assets relating to its wireless advertising business.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2008, Focus Media’s digital out-of-home advertising network had approximately 120,000 LCD display and digital frames in its commercial location network, approximately 56,000 LCD displays in its in-store network and approximately 300,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 250 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jing Lu
Tel: +86 21 32124661*6607
Email: ir@focusmedia.cn